UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On November 7, 2016, Compugen Ltd. (“Compugen” or the “Company”) issued a press release, a copy of which is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-198368 and 333-213007.

Exhibits
Exhibit Number 99.1	Description of Exhibit Press Release dated November 7, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: November 7, 2016	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel